Exhibit 99.2

News Release

CONTACT:	KATHLEEN P. PEPSKI	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports Second Quarter and Six-Month 2001 Results

July 26, 2001 – Minneapolis, Minnesota, USA - BMC Industries, Inc., today reported results for the second quarter and six-month period ended June 30, 2001.  For the quarter, consolidated revenues were $78.7 million, a decrease of 16% from the $94.2 million posted in second quarter 2000.  With consistent foreign currency exchange rates during second quarter 2001, revenues would have decreased 15% from the prior year quarter.  Excluding a non-recurring income tax charge, described later in the release, the Company reported consolidated net earnings for the second quarter of $2.5 million, or $0.09 per diluted share.  Including the income tax charge, the Company incurred a net loss of $7.5 million, or ($0.27) per diluted share, in second quarter 2001.  This compares to net earnings of $5.5 million, or $0.20 per diluted share, in the second quarter of 2000.

For the six months ended June 30, 2001, consolidated revenues decreased 10% to $164.5 million compared to $183.0 million for the same period in 2000.  Without the impact of foreign currency translation rate changes during the period, consolidated revenues would have decreased 9%.  Excluding the non-recurring income tax charge noted earlier, consolidated net earnings for the first six months of 2001 were $4.6 million, or $0.17 per diluted share.  Including the income tax charge, the Company incurred a net loss of $5.4 million, or ($0.20) per diluted share, for the first six months of 2001; compared to net earnings of $7.8 million, or $0.28 per diluted share, for the same period in 2000.

“While our operating results are consistent with the revised guidance we provided earlier in the quarter, by the end of the quarter it was evident that difficult market conditions, particularly in the mask business, would persist for the foreseeable future,” said BMC Chairman and Chief Executive Officer Paul B. Burke.  “These conditions and the outlook for the remainder of the year have forced us to conservatively assess, for accounting purposes, our ability to use our foreign tax credits and consequently, to create a valuation reserve reducing the value of the Company’s deferred tax assets.”

Mr. Burke continued, “Our Mask Operations are being impacted by a sudden drop in demand for both television and computer monitor masks as customers are adjusting their inventory positions.  While there is reason to believe that demand will return to normalized levels by the end of this year, we have planned for continuing soft conditions.  Despite lower volumes, however, our mask manufacturing plants continue to perform extremely well and we have taken steps to better align our costs with the weak sales we are experiencing.”

“Soft ophthalmic lens market conditions have hurt Vision-Ease’s performance, which has been exacerbated by capacity constraints on polycarbonate products, and supply and product transition issues in our SunSport™ business,” added Mr. Burke.  “In light of the challenging environment, we are taking steps to attack product and operating costs throughout the organization, while continuing to strategically invest in areas that will drive new revenue streams in the future.  However, underlying demand for polycarbonate, even in these economic conditions, continues to grow.”

Buckbee-Mears Group
Second quarter 2001 revenues for the Buckbee-Mears group, which includes both Mask Operations and Micro-Technology Operations, were $44.1 million, a decrease of $11.5 million, or 21%, from the $55.6 million of revenues reported in the second quarter of 2000.  Excluding the impact of foreign currency translation, second quarter 2001 revenues for the group would have decreased 19% from the prior year quarter.

Sales of computer monitor masks decreased 31% in second quarter 2001 as compared to second quarter 2000 due to competitive price reductions, as well as a decline in volumes as a result of the continuing worldwide softness in demand for personal computers and computer monitors.

The Buckbee-Mears group also experienced a decline in demand for television masks, particularly jumbo and large-sized television masks.  Entertainment mask sales were down 13% in second quarter 2001 as compared to the prior year second quarter.  Second quarter 2001 sales of jumbo-size masks (those 30” and larger) and large-size masks (those 24” to 29”) declined 19% as a result of weakness in both product segments, particularly in the NAFTA region.  European demand also weakened during the quarter.  The group attributes the significant drop in demand to a build up of excess inventory in these sizes at all levels of the supply chain, in addition to reduced retail demand for televisions in the quarter.  Delayed qualification of advanced mask products also impacted sales performance during the second quarter.

Micro-Technology sales and earnings for the second quarter were negatively impacted as its customers continued to react to slow demand, particularly in the semiconductor, automotive and telecommunications segments, resulting in low capacity utilization.   This group also incurred costs during the second quarter as it transitioned certain of its production to lines in Cortland, New York and Müllheim, Germany.

Buckbee-Mears’ second quarter 2001 operating earnings of $5.1 million represent a decrease of $2.1 million from the $7.2 million earned in second quarter 2000.  Operating margin for the second quarter 2001 was 11.5% as compared to 13.0% in second quarter 2000.  The group’s operating earnings in second quarter 2001 were negatively impacted by the lower sales described above, and the resulting low capacity utilization and related cost absorption.  These negative factors were partially mitigated by continued strong manufacturing performance as evidenced by high yield performance, product cost reductions derived from automated inspection equipment installed last year and early this year, and favorable foreign currency movement for certain raw material purchases.

Optical Products Group
The Optical Products group reported revenues of $34.7 million in the second quarter of 2001, down 10%, or $4.0 million, from second quarter 2000.  Vision-Ease sales were negatively impacted by a flat domestic ophthalmic lens market, certain temporary capacity issues which inhibited sales growth in a number of Vision-Ease’s polycarbonate product lines, and a significant decline in SunSport™ sales versus the second quarter of last year.  Polycarbonate capacity was expanded during the quarter and will be further expanded with additional equipment to be installed during the third quarter.

Sales of the group’s high-end, value-added products (including polycarbonate, progressive and polarizing sun lenses) during second quarter 2001 decreased 12% from second quarter 2000 and accounted for 64% of total second quarter 2001 revenues, as compared to 66% of total second quarter revenues in 2000.  In addition, glass lens sales were down 14% in second quarter 2001 as compared to the prior year quarter, due principally to the accelerated erosion of the domestic glass lens market.  Plastic lens sales for second quarter 2001 increased 6% from the same quarter of last year as a result of additional promotional activity and improved product supply.

While Vision-Ease experienced sales reductions in certain high-end products, it continued to report sales growth in its SunRx® premium polarized and its Outlook™ progressive polycarbonate lens product lines.   Sales of SunRx® polarized prescription lenses increased 23% during second quarter 2001 over the same period a year ago.  Vision-Ease’s Outlook™ progressive lens sales also grew 8% in second quarter 2001 over the same period in 2000.

After nine consecutive quarters of year-over-year growth, Vision-Ease’s SunSport™ business had a difficult quarter as a result of certain product supply constraints and delays in a major customer’s conversion to a new product line.  Sales for this business were down 46% in second quarter 2001 versus the same quarter a year ago.  We believe that the factors negatively impacting this segment’s second quarter performance are temporary in nature and we should see significant improvement over the balance of the year.

Optical Product’s second quarter 2001 operating earnings of $2.4 million represent a decrease of $2.2 million as compared to the $4.6 million earned in second quarter 2000.  Second quarter 2001 operating margin was 6.9%, compared to 11.8% posted in second quarter 2000.  The group’s second quarter 2001 operating earnings decrease was driven by the sales factors mentioned earlier, in addition to higher distribution costs attributable to the consolidation of depots and to backorder freight expense caused by the earlier described polycarbonate capacity issues.

The group’s results were also negatively impacted by increases in selling and marketing expenses as the group has added infrastructure to support expansion and sales growth initiatives, with the offsetting revenue growth expected to be realized in future quarters.  Finally, while polycarbonate and glass product cost reduction efforts continue to proceed as planned, the full impact of these initiatives will be delayed and will grow progressively over the course of the year due to average product costing methodology.

Other Items
Other income of $0.3 million for the second quarter 2001 is primarily foreign exchange gain and loss activity.

During the second quarter, the Company recorded a deferred tax asset valuation reserve of $10.0 million, the effect of which increases income tax expense.  The valuation reserve was driven by lower U.S. taxable income, which impairs the realization of the Company’s foreign tax credit carryovers.  The statutory time period for using the foreign tax credits on its income tax returns extends beyond the period the Company used to assess impairment for accounting purposes.  Therefore, if at some time in the future, it is determined that all or a portion of the existing foreign tax credit carryovers may be realized, the valuation reserve will be reduced accordingly.

Business Outlook
The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.  We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the “Safe Harbor for Forward-Looking Statements” that follows this section.

The Company is cautious to project an economic rebound and the following outlook assumes continuing soft market conditions in both of its operating units during the balance of this fiscal year.

The Buckbee-Mears group expects continued weakness in worldwide demand for televisions and computer monitors.  To respond to the external pressures facing our mask business, the Buckbee-Mears group temporarily shut down all aperture mask production lines at its Cortland, New York manufacturing facility for a three-week period beginning July 19, 2001.  Buckbee-Mears Europe shut down its monitor mask production line for an extended period beginning July 9, 2001, and will idle its two television mask lines for limited periods as well.  The shutdown of lines in Cortland and Germany represent an extension of previously scheduled annual maintenance shutdowns.  In addition, the group is experiencing a decrease in volume for a number of its advanced mask products due to changing customer requirements and delays in new customer qualifications.

The Optical Products group projects premium product growth to resume in the remainder of the year.  Domestic retail market conditions, however, are expected to remain flat, which will constrain growth.  Additional capacity for the production of premium products is expected to become operational during the third quarter, which should allow for improved sales performance in the balance of the year as the group grows market share and is able to take advantage of opportunities in these product categories.

BMC expects consolidated revenues for the remainder of the year to be flat or down slightly in comparison to the same period in 2000.  Buckbee-Mears group sales are projected to be down roughly 5-8% and Optical Products’ revenue is forecasted to be up 7-10%, as compared to the last half of 2000.

2001 consolidated earnings for BMC are expected at breakeven for the last six months of the year with a loss in the third quarter forecasted to be offset by a return to profitability in the fourth quarter.  The Buckbee-Mears group projects lower earnings for the remainder of 2001 compared to the first half of 2001 and the last half of 2000, driven mainly by Mask Operations as a result of continued softness in demand for both entertainment and monitor masks, monitor mask pricing pressures and lower demand for the group’s higher-margin advanced product aperture masks.   We also anticipate earnings for the Micro-Technology group to be lower as reduced demand for its products continues and production consolidation costs are absorbed.

Vision-Ease expects its profitability to improve in the last half of 2001 compared to the first half of 2001 and the last six months of 2000.  The profitability increase will be driven by the expected sales increase described above, as well as anticipated reductions in polycarbonate product costs and distribution costs.  Strategic investments in sales and marketing infrastructure costs will partially offset expected gross margin generated from the higher sales.

Safe Harbor for Forward-Looking Statements
This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “forecasts”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, continued imbalance in supply and demand for computer monitor masks; further aperture mask price declines, particularly for computer monitor masks; slowdown in growth of high-end lens products, including continued weakness in SunSport™ products; rising raw material costs; ability to improve operating and manufacturing efficiencies; ability to qualify new products with customers; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to source plastic lens product requirement from third parties; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to diversify Micro-Technology customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.

Investor Conference Call Information:
Thursday, July 26, 2001
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 888-273-9885 (U.S.) or 612-332-0345 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code:  591697
The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, July 26, 2001 through 11:59 p.m. Central Time, July 31, 2001.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the “Investor Relations” portion of the Company’s Web site, www.bmcind.com, click on “Conference Calls” and then click on the CCBN icon.

BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30

	2001	2000	2001	2000

Revenues	$78,720	$94,237	$164,480	$182,988
Cost of products sold	66,763	78,346	141,067	155,033

Gross margin	11,957	15,891	23,413	27,955
Selling	4,505	4,110	9,367	8,389
Administrative	1,418	1,507	2,756	2,797

Income from operations	6,034	10,274	11,290	16,769

Other income and (expense)
Interest expense	(2,749)	(3,368)	(5,790)	(6,583)
Interest income	269	64	325	86
Other income	251	1,027	1,034	1,027

Earnings before income taxes	3,805	7,997	6,859	11,299
Income tax expense	11,256	2,522	12,264	3,523

Net earnings (loss)	$(7,451)	$5,475	$(5,405)	$7,776

Net earnings (loss) per share:
Basic	$(0.27)	$0.20	$(0.20)	$0.28
Diluted	(0.27)	0.20	(0.20)	0.28

Number of shares included in per share computation:
Basic	27,393	27,401	27,395	27,392
Diluted	27,393	27,582	27,395	27,590

BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	(Unaudited) June 30 2001	December 31 2000

Current assets
Cash and cash equivalents	$1,214	$2,290
Trade accounts receivable, net	46,734	45,645
Inventories	87,981	82,015
Deferred income taxes	14,019	17,954
Other current assets	8,474	11,455

Total current assets	158,422	159,359

Property, plant and equipment	278,444	276,568
Less accumulated depreciation	142,430	137,069

Property, plant and equipment, net	136,014	139,499

Deferred income taxes	436	4,389
Intangibles assets, net	63,518	65,180
Other assets	9,172	5,377

Total assets	$367,562	$373,804

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$1,010	$1,206
Accounts payable	33,520	33,939
Income taxes payable	5,075	6,374
Deferred Income Taxes	613	-
Accrued expenses and other current liabilities	23,298	22,518

Total current liabilities	63,516	64,037

Long-term debt	145,472	143,810
Other liabilities	16,814	17,080
Deferred income taxes	5,305	2,079

Stockholders’ equity
Common stock	49,306	49,240
Retained earnings	99,648	105,876
Accumulated other comprehensive income (loss)	(10,977)	(6,669)
Other	(1,522)	(1,649)

Total stockholders’ equity	136,455	146,798

Total liabilities and stockholders’ equity	$367,562	$373,804

BMC INDUSTRIES, INC.
SEGMENT INFORMATION
(Unaudited)
(in thousands)

	Three Months Ended June 30

	Buckbee-Mears		Optical Products		Consolidated

	2001	2000	2001	2000	2001	2000

Revenues	$44,067	$55,576	$34,653	$38,661	$78,720	$94,237
Cost of products sold	37,768	47,156	28,995	31,190	66,763	78,346

Gross margin	6,299	8,420	5,658	7,471	11,957	15,891
Gross margin %	14.3%	15.2%	16.3%	19.3%	15.2%	16.9%
Selling	1,246	1,191	3,259	2,919	4,505	4,110
Unallocated corporate administration	-	-	-	-	1,418	1,507

Income from operations	$5,053	$7,229	$2,399	$4,552	$6,034	$10,274

Operating income %	11.5%	13.0%	6.9%	11.8%	7.7%	10.9%
Capital spending					$4,979	$2,591
Depreciation and amortization					$5,914	$6,138
EBITDA					$12,199	$17,439
EBITDA %					15.5%	18.5%